UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER:	000-54497
CUSIP NUMBER:

(Check One):	[] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

	For Period Ended:	June 30, 2015

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

Reve Technologies, Inc.
Full Name of Registrant

Former Name if Applicable

300 S El Camino Real, Suite 206
Address of Principal Executive Office (Street and Number)

San Clemente, California 92672
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 10-Q for the six month period ended June 30, 2015 will not be submitted by the deadline due to a situation where the workload exceeds available personnel.  The financial statements will not be finalized in time to meet the filing deadline of August 14, 2015.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	David Forster	714	907-1241
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

	Yes [X] No [ ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	Yes [X] No [ ]
The Company expects to report a net operating loss of approximately $311,772 for the six months ended June 30, 2015, as compared to a net operating loss of $79,059 in the same period ended June 30, 2014; and to report a net loss of approximately $651,419 for the six months ended June 30, 2015, as compared to a net loss of $171,819 in the prior comparative period.  The substantive increase to operating costs is predominantly the result of increased product development expense from $21,407 in the six months ended June 30, 2014 to $162,766 in the six months ended June 30, 2015 as well as  increases to both executive compensation and professional fees.

Other expenses during the six months ended June 30, 2015 include a loss on the change of the fairvalue of derivative liabilities of $194,887 compared to a loss of $51,515 in the prior period, and interest expenses of $144,760 (2015) as compared to only $41,245 as at June 30, 2014.

REVE TECHNOLOGIES, INC.
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 14, 2015	By:	/s/ David Forster
		Name:	David Forster
		Title:	President and CEO

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).